February 4, 2025	Coller Private Market
Secondaries Advisors, LLC
950 Third Avenue
U.S. Securities and Exchange Commission	New York NY 10022
Division of Investment Management
100 F Street, NE	Tel: +1 212 644 8500
Washington, DC 20529	Fax: +1 212 644 9133
Attn: Karen Rossotto
info@collercapital.com
www.collercapital.com

Re:	Coller Private Credit Secondaries (the “Fund”)

File Nos. 811-24003; 333-282188

Dear Ms. Rossotto:

Thank you for your comments regarding the Fund’s initial registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 18, 2024 (the “Registration Statement”).

We write to respond to the comments received from the staff (the “Staff”) of the Division of Investment Management of the Commission by email on October 22, 2024 (the “Comment Letter”). Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses or supplemental explanations of such comments, as requested. These changes are expected to be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which will be filed via EDGAR on or about February 4, 2025. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Where the Fund will revise disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Comment 1.	Going forward, please provide a cover letter introducing the filing and providing specifics concerning the reason for making the filing.

Response 1.	The Fund confirms that for future Registration Statement filings it will include a cover letter introducing the filing and describing the reason for the filing.

Comment 2.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response 2.	The Fund respectfully acknowledges the Staff’s comment.

Comment 3.	Please supplementally explain if the Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the Registration Statement. Please inform us of the anticipated timing of any applications or requests for relief.

Response 3.	The Fund confirms that it has not submitted, nor does it intend to submit, any exemptive applications or no-action requests in connection with the Registration Statement. As described in the Registration Statement, the Fund intends to rely on exemptive orders received by the Adviser from the Commission that permit the Fund to offer multiple classes of shares and to co-invest alongside certain affiliates of the Adviser in privately negotiated transactions, in each case subject to certain terms and conditions.

Comment 4.	Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, we may have additional comments.

Response 4.	The Fund confirms that it has not presented, nor does the Fund currently intend to present, any “test the waters” materials to potential investors in connection with its offering of Shares.

Comment 5.	Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response 5.	The Fund confirms that it does not currently intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement.

Comment 6.	The Registration Statement appears to contemplate a transaction with the Predecessor Fund that will occur after your decision to become registered as an investment company. Please tell us how this transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely.

Response 6.	Simultaneously with the Fund beginning to accept offers to purchase Shares (“Commencement of Operations”), the Adviser expects that the Predecessor Fund will reorganize with and transfer substantially all of its assets and liabilities to the Fund (the “Proposed Reorganization”) in a transaction conducted in reliance on Guidestone Financial, et al., SEC Staff No-Action Letter (pub. avail. Dec. 27, 2006) (the “Guidestone Letter”). The Fund confirms that the Proposed Reorganization will be effected in accordance with the conditions of the Guidestone Letter, including the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (as these provisions apply to a reorganization involving an unregistered fund that is eligible to rely on Rule 17a-8 and a registered investment company). In addition, as contemplated by the conditions of the Guidestone Letter:

i.	the Fund will be a shell portfolio as of the time of the Proposed Reorganization;

ii.	the assets of the Predecessor Fund will consist of securities or commitments to acquire securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

iii.	the Predecessor Fund will transfer substantially all of its assets and liabilities to the Fund in exchange for Shares of the Fund having a net asset value equal to the value of the assets of the Predecessor Fund delivered to the Fund less the value of the liabilities of the Predecessor Fund assumed by the Fund;

iv.	the Fund and the Predecessor Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the number of Shares to be issued in the Proposed Reorganization;

v.	the transfer of the Predecessor Fund assets and liabilities to the Fund in exchange for Shares of the Fund will be effected simultaneously with the issuance of Shares of the Fund in connection with the Fund’s Commencement of Operations;

vi.	the Fund will comply with the recordkeeping requirements described in the Guidestone Letter;

vii.	the Adviser will, consistent with its fiduciary duties, disclose to the trustees of the Fund who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), the existence of, and all of the material facts relating to, any conflicts of interests between the Adviser and the Fund with regard to the Proposed Reorganization to facilitate the ability of the Independent Trustees to evaluate and approve the Proposed Reorganization; and

viii.	the Adviser will bear the costs associated with the Proposed Reorganization.

Comment 7.	In the Fund’s investment objective, please move the terms “discount capture” and “contractual interest” to strategy disclosure. Please provide a plain English explanation of what these terms mean, explain how they are achieved, and the impact to the Fund when they are achieved. Please ensure any conflicts – such as fees payable to the Adviser or its affiliates – associated with these aspects of your strategy are addressed.

Response 7.	The terms “discount capture” and “contractual interest” have been removed from the investment objective to avoid confusion. The Fund believes these general concepts are more clearly described in the principal investment strategies.

Comment 8.	The first line of the second paragraph states “In pursuing its investment objective, the Fund intends to invest primarily in an actively managed portfolio of credit assets.” Please disclose how the Fund defines the term “credit assets” and what types of investments are credit assets (please provide this disclosure in addition to disclosure indicating how the Fund will obtain exposure to “credit assets”). Please elaborate on your response here in the Summary section Investment Objectives and Strategy.

Response 8.	The disclosure will be revised accordingly in the Amendment.

Comment 9.	The penultimate sentence in the second paragraph states “The Fund’s investments will primarily be acquired through privately negotiated transactions from investors in existing Private Credit Investments, either directly or indirectly through special purpose fund structures….” Please clarify this sentence in the disclosure, addressing the following:

a.	In the definition of Secondary Transactions, please clarify that “directly” refers to investments obtained from investors in existing Private Credit Investments, and not from the Private Credit Investments themselves.

Response 9a.	The disclosure will be revised in the Amendment to clarify that, in a Secondary Transaction, “directly” refers to the Fund acquiring the Private Credit Investment directly from a third-party seller rather than making a Primary Commitment to a Portfolio Fund directly.

b.	Please disclose the nature of the “special purpose fund structures” (e.g., are they wholly-owned by the Fund? Are they registered? If not, on what the basis are they excluded from registration under the 1940 Act? Will they hold more than one investment?).

Response 9b.	The “special purpose fund structures” described in the Registration Statement will be Subsidiaries that will be wholly-owned by the Fund. These wholly-owned Subsidiaries will not be required to be registered under the 1940 Act, as such subsidiaries are expected to be able to rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund also expects that each special purpose vehicle will own more than one investment.

c.	Please disclose the process by which the Fund would enter into Secondary Transactions through a “special purpose fund structure,” noting the parties to the negotiations, transfer restrictions and procedures, and ultimate ownership of the investments.

Response 9c.	The process by which the Fund will acquire Private Credit Investments through Secondary Transactions using special purpose fund structures (“SPV”, or collectively “SPVs”) generally will mirror the process by which the Fund will directly invest through Secondary Transactions. The SPVs serve merely as vehicles or mediums for holding these investments, and these SPVs generally will be wholly-owned by the Fund. The ultimate ownership and economic interest in the investments will remain with the Fund, and any transfer restrictions or procedures will be outlined in the agreements governing both the SPVs and the underlying investments.

The typical process by which the Fund will acquire Private Credit Investments through Secondary Transactions using an SPV involves the Fund establishing a wholly-owned subsidiary, having the SPV enter into a transaction to acquire a Private Credit Investment, and having the Fund contribute cash to the SPV to finance the Private Credit Investment in connection with the closing of the Secondary Transaction. The Fund would retain full ownership of all the outstanding equity interests of the SPV, and accordingly, full ownership of the underlying Private Credit Investment. Disclosure will be added in the Amendment describing this process.

d.	Please explain to us supplementally the types of assets the special purpose fund structures will hold.

Response 9d.	The SPVs described herein will hold Private Credit Investments, consistent with the Fund’s stated investment policies and principal investment strategies.

Comment 10.	With respect to the Proposed Reorganization, please disclose how the Predecessor Fund shares will be valued for purposes of the reorganization. Will there be any dilution for other shareholders who purchase Shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

Response 10.	The Fund confirms that, in connection with the Fund’s reliance on the Guidestone Letter, the Fund and the Predecessor Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the number of Shares issued in connection with the Proposed Reorganization. Such procedures will also include the preparation of a report by an independent evaluator regarding the value of any assets for which market quotations are not readily available that sets forth the value of each such asset as of the date of the transaction. The Fund anticipates that the valuation procedures in effect at the time of the Proposed Reorganization will provide for the value of such assets to be their fair market value at the time of the Proposed Reorganization. Accordingly, investors in the Predecessor Fund will receive a number of Shares of the Fund proportional to the net asset value of the assets of the Predecessor Fund delivered to the Fund less the liabilities of the Predecessor Fund assumed by the Fund. The Fund confirms that it does not expect there to be any dilution for other shareholders who purchase Shares in the initial offering of the Fund.

Also concerning the Proposed Reorganization, please address the following supplementally in correspondence:

a.	Please tell us the nature of the relationship between the transacting parties and the business and other reasons behind the Proposed Reorganization.

Response 10a.	C-SCOF Seed Vehicle, L.P. (i.e., the Predecessor Fund), a Guernsey limited partnership, was formed on October 9, 2024. The Predecessor Fund is exempt from registration under the 1940 Act and is not making and does not propose to make a public offering of its equity ownership interests (the “Predecessor Fund Interests”). Coller Investment Management Limited, an affiliate of the Adviser, serves as the Predecessor Fund’s investment adviser.

The Predecessor Fund invests primarily in privately negotiated investments in private credit funds and/or portfolios of Private Credit Investments acquired in the secondary market globally, including forward commitments to acquire such investments (i.e., Private Credit Investments), all of which are appropriate for investment by the Fund in light of its investment objectives and policies. The Predecessor Fund maintains an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund, as described in the Registration Statement.

As of the date of this correspondence, the Predecessor Fund expects to secure capital commitments, including in-kind and cash funding commitments, from one or more institutional investors and/or other qualified purchasers, who will become limited partners of the Predecessor Fund on the date such capital commitments are called by the Predecessor Fund in exchange for Predecessor Fund Interests. The Predecessor Fund will use capital commitments from institutional investors that have made cash funding commitments to acquire Private Credit Investments, all of which are appropriate for investment by the Fund in light of its investment objectives and policies.

Prior to the effective date of the proposed exchange reorganization described below, the Predecessor Fund will issue capital call notices to institutional investors that have made cash funding commitments to the Predecessor Fund. On the dates that such capital commitments are funded, such institutional investors will become holders of Predecessor Fund Interests.

[The Fund expects to begin accepting offers to purchase Shares on April 1, 2025 (“Commencement of Operations”).] The Fund will continue to be a shell portfolio until the Proposed Reorganization described below. The Adviser expects that the Fund’s assets at the Commencement of Operations will consist of (1) the assets and liabilities of the Predecessor Fund, and (2) the $100,000 of seed capital required by Section 14 of the 1940 Act, and (3) subscription proceeds (cash) received by the Fund in exchange for Shares issued in the Fund’s initial offering.

Proposed Reorganization

Prior to the Commencement of Operations, the Adviser expects that the Predecessor Fund will reorganize with and transfer substantially all of its assets and liabilities to the Fund in a transaction (i.e., the Proposed Reorganization) conducted in reliance on the Guidestone Letter.

The Proposed Reorganization will not occur unless and until the Board, including a majority of the Independent Trustees, finds that participation by the Fund in the Proposed Reorganization is in the best interests of the Fund and its shareholders and that the interests of any existing shareholders of the Fund will not be diluted as a result of the Proposed Reorganization.

Purpose of Proposed Reorganization

The Predecessor Fund was formed as a warehousing vehicle to identify, research, negotiate, make, hold, monitor and realize investments in accordance with its investment policy, with the principal objective of building a portfolio of investments in connection with a conversion event (i.e., the Proposed Reorganization). The Proposed Reorganization is designed to secure for Shareholders of the Fund a portfolio of Private Credit Investments, including the right to acquire such investments, that are appropriate for investment by the Fund in light of its investment objective and policies. The Proposed Reorganization will enable the Predecessor Fund to enter into binding agreements to acquire Private Credit Investments, by securing commitments from the holders of Predecessor Fund Interests in an aggregate amount sufficient to fund such purchases of Private Credit Investments.

Without the commitments by holders of Predecessor Fund Interests, the Predecessor Fund would not have the ability to enter into binding agreements to acquire Private Credit Investments in anticipation of the Commencement of Operations. Although the Fund expects to accept offers to purchase Shares in the initial offering of the Fund, the aggregate amount of such offers will be unknown until shortly before the Commencement of Operations. Accordingly, the Fund itself would not have the ability to make such binding commitments to acquire Private Credit Investments that could be fully funded with subscription proceeds following the Commencement of Operations.

Procedures for Proposed Reorganization

The Proposed Reorganization will be effected in accordance with the conditions of the Guidestone Letter, including the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (as these provisions apply to a reorganization involving an unregistered fund that is eligible to rely on Rule 17a-8 and a registered investment company).

In addition, as contemplated by the conditions of the Guidestone Letter:

●	The Fund will be a shell portfolio as of the time of the Proposed Reorganization.

●	The assets of the Predecessor Fund will consist of securities or commitments to acquire securities (i.e., Private Credit Investments) that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies.

●	The Predecessor Fund will transfer substantially all of its assets and liabilities to the Fund in exchange for Shares of the Fund having a net asset value equal to the value of the assets of the Predecessor Fund delivered to the Fund less the value of the liabilities of the Predecessor Fund assumed by the Fund. The Fund and the Predecessor Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the number of Shares to be issued in the Proposed Reorganization. The Predecessor Fund will value the assets acquired by the Fund on the same day that the Fund will value the Shares to be issued in the Proposed Reorganization.

●	The Proposed Reorganization will be effected simultaneously with the Commencement of Operations.

●	The Fund will comply with the recordkeeping requirements described in the Guidestone Letter.

●	The Adviser will, consistent with its fiduciary duties, disclose to the Independent Trustees the existence of, and all of the material facts relating to, any conflicts of interests between the Adviser and the Fund with regard to the Proposed Reorganization to facilitate the ability of the Independent Trustees to evaluate and approve the Proposed Reorganization.

●	The Adviser will bear the costs associated with the Proposed Reorganization.

Because the Fund will be a newly created registered investment company without shareholders at the time of the Proposed Reorganization (other than the Adviser or its affiliates), there is no danger of dilution of shareholder interests. As noted above, the Proposed Reorganization will not occur unless and until the Board, including a majority of the Independent Trustees, finds that participation by the Fund in the Proposed Reorganization is in the best interests of the Fund and its shareholders and that the interests of any existing Shareholders of the Fund will not be diluted as a result of the Proposed Reorganization.

b.	Please explain to us what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of the Fund.

Response 10b.	The Fund expects that investors will have available to them the following information prior to purchasing Shares of the Fund: (i) the Registration Statement, which will include disclosure regarding the Proposed Reorganization, including any material tax aspects thereof, and the Predecessor Fund generally, (ii) the Predecessor Fund’s investment objective, strategies and investment policies, guidelines and restrictions, or otherwise confirmation that the foregoing are, in all material respects, equivalent to those of the Fund, as described in the Registration Statement, (iii) information regarding the investment adviser and portfolio managers of the Predecessor Fund, or otherwise confirmation that the foregoing are the same as those of the Fund and, (iv) subject to the Proposed Reorganization having occurred or being probable (see response to comment 10i below), and subject further to the completion of an audit of the financial statements of the Predecessor Fund, appropriate financial statements of the Predecessor Fund.

c.	For the assets being transferred, please tell us whether the Predecessor Fund, its adviser, or any of their respective affiliates, received any fees or reimbursements not in the ordinary course within the past year. In addition, please disclose what percentage of the transferred portfolio, if any, is non-performing, in distress, or in payment in kind (PIK) status.

Response 10c.	As of the date of this correspondence, the Predecessor Fund has not entered into any definitive investments. Therefore, the composition of the assets being transferred is unknown at this time – accordingly, it is unknown what percentage of the portfolio, if any, will be comprised of non-performing, in distress, or payment in kind securities. Neither the Predecessor Fund, its adviser, nor any of their respective affiliates expect to receive any fees or reimbursements not in the ordinary course for the assets being transferred.

d.	What are the future operating plans of the selling entity and the retained assets? Will the selling entity continue its operations? Will it be winding down? Will it be changing its strategy?

Response 10d.	The Predecessor Fund does not expect to retain any assets and will wind down after the Proposed Reorganization.

e.	Will any LPs from the selling entity be transferring into the purchasing entity? Will any of the selling entity’s management be involved with the purchasing entity post asset purchase?

Response 10e.	The Fund confirms that all limited partners (“LPs”) from the selling entity (i.e., the Predecessor Fund) will, after the Proposed Reorganization occurs, become shareholders of the purchasing entity (i.e., the Fund). The selling entity will begin liquidation shortly after the transfer and therefore will not be involved with the purchasing entity post asset purchase.

f.	How will the purchase impact the future strategy of the purchasing entity?

Response 10f.	Following the Proposed Reorganization, the Fund will hold the Private Credit Investments acquired from the Predecessor Fund, which such assets are consistent with the Fund’s investment policies and principal investment strategies. The Fund will continue to follow its investment policies and principal investment strategy as outlined in the Registration Statement and there are no changes contemplated to such investment policies or principal investment strategies in connection with the Proposed Reorganization.

g.	Please describe to us any financial statements of the Predecessor Fund, including the periods presented in the financial statements, that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the registration statement.

Response 10g.	The Fund confirms that it will include appropriate financial statements of the Predecessor Fund in a future post-effective amendment to the Registration Statement once any reorganization has “occurred or is probable,” as contemplated by Rule 6-11 of Regulation S-X. As of the date of this correspondence, the Proposed Reorganization has not occurred, nor is it probable, as neither the Fund nor the Predecessor Fund has entered into a definitive reorganization agreement to effectuate any reorganization, and neither the Board nor the general partner of the Predecessor Fund has approved any such Reorganization. Accordingly, the Proposed Reorganization is not probable as contemplated by Rule 6-11 of Regulation S-X. As such, it would be materially misleading to investors to include financial statements of the Predecessor Fund in a pre-effective amendment to the Registration Statement prior to such Reorganization having occurred or being probable.

h.	Please explain to us what assets will not be transferred from the Predecessor Fund to the Fund, and why these assets will not be transferred.

Response 10h.	The Fund currently expects that all of the Predecessor Fund’s assets and liabilities will be transferred to the Fund in connection with the Proposed Reorganization.

i.	Please explain to us whether the Predecessor Fund meets the definition of a “fund” as defined in Rule 6-11(a)(2) under the 1940 Act. If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included.

If the Predecessor Fund does not meet the definition of a “fund,” please discuss with the Staff what Predecessor Fund financial information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and presents the fair value of investments according to FASB ASC 820.

Response 10i.	The Fund confirms that the Predecessor Fund meets the definition of a “fund” as defined in Rule 6-11(a)(2) of Regulation S-X. The Predecessor Fund’s fiscal year end is December 31. The Fund confirms that it will include appropriate financial statements of the Predecessor Fund in a future post-effective amendment to the Registration Statement once any reorganization has “occurred or is probable,” as contemplated by Rule 6-11 of Regulation S-X. As of the date of this correspondence, a reorganization has not occurred, nor is it probable, as neither the Fund nor the Predecessor Fund has entered into a definitive reorganization agreement to effectuate any reorganization, and neither the Board nor the general partner of the Predecessor Fund has approved any such reorganization. Accordingly, a reorganization is not probable as contemplated by Rule 6-11 of Regulation S-X. Once the Proposed Reorganization has “occurred or is probable”, the Fund will include audited financial statements of the Predecessor Fund consistent with the requirements of Regulation S-X in a future post-effective amendment to the Registration Statement.

j.	Please note, to the extent that you intend to present the prior performance of the Predecessor Fund within the registration statement, we will have further comments.

Response 10j.	The Fund respectfully acknowledges the Staff’s comment.

Comment 11.	In the third full paragraph on page ii, the disclosure indicates that the Proposed Reorganization is subject to Board approval and that “[t]here is no guarantee that [it] will be approved or consummated.” Please explain to us whether the Fund believes that the Proposed Reorganization is probable. If it has been determined that the reorganization is not yet probable, please provide us with an analysis of the factors considered in arriving at this determination and why you believe it is appropriate to refer to it.

Response 11.	As of the date of this correspondence, the Proposed Reorganization has not occurred nor is it probable as neither the Fund nor the Predecessor Fund has entered into a definitive agreement to effectuate the Proposed Reorganization, and neither the Board nor the general partner of the Predecessor Fund has approved the Proposed Reorganization. Accordingly, as of the date of this correspondence, the Proposed Reorganization is not probable as contemplated by Rule 6-11 of Regulation S-X. Notwithstanding that, as of the date of this correspondence, the Proposed Reorganization is not probable as contemplated by Rule 6-11, the Fund believes it is appropriate to refer to the Proposed Reorganization in the Registration Statement because the Fund and the Predecessor Fund currently intend to effect the Proposed Reorganization in connection with the Fund’s Commencement of Operations and expect that the Proposed Reorganization will become probable prior to the Fund’s Commencement of Operations (after receipt of necessary approvals and execution of a definitive agreement to effect the Proposed Reorganization).

Comment 12.	On the Cover, please disclose and specify the Fund’s principal strategies that are speculative (e.g., use of leverage, high yield/distressed debt and emerging markets investment) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Response 12.	The Fund respectfully acknowledges the comment. The Fund believes that the current disclosure adequately fulfils the requirements of Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Comment 13.	Please disclose how the Fund seeks to achieve its investment objective through investment in Private Credit Investments -- how do these investments provide the discount capture, contractual interest, and capital appreciation? In doing so, please address the following in Summary fashion here and in greater detail later in the prospectus (as applicable):

a.	Please disclose the types of data and analysis that the Fund will use to select its investments. Also, given the Fund’s intention to invest “primarily in an actively managed portfolio of credit assets,” please clarify how this strategy will further the Fund’s objective to seek capital appreciation (e.g., will the Fund be seeking undervalued debt securities and how will it determine that such security is undervalued?).

b.	Please revise strategy-related disclosures to address how the Fund sources, diligences, structures, and monitors its private investments. In addition, please address the Fund’s strategies for dealing with under- and non-performing investments. Revised disclosure should address the Adviser’s experience and capabilities. In addition, please address any portfolio construction parameters such as position and sector limits, and similar considerations.

c.	Please briefly disclose the Fund’s principal investments, such as those disclosed on page 32 in Private Credit Strategies.

Response 13.	The disclosure will be revised to address each of these requests in the Amendment. In addition, the Fund respectfully submits that, in connection with Comment 7, the Fund has revised the investment objective disclosure to delete references to “discount capture” and “contractual interest.”

Comment 14.	Please confirm that the calculation of the Fund’s 80% test will not include uncalled capital commitments that the Fund has made for Private Credit Investments.

Response 14.	The Fund confirms that the calculation of the Fund’s 80% test will not include capital commitments that have not yet been called by a Portfolio Fund.

Comment 15.	Either here or at an appropriate place within the Registration Statement, regarding Secondary Transactions, please disclose whether the Fund will obtain consents or other approvals from the issuers in all instances prior to purchasing the secondary investment. If the Fund will not obtain consents in certain circumstances, please disclose so and explain why not.

Response 15.	As a closing condition, the buyer and seller in a Secondary Transaction involving the sale of a limited partner interest in an underlying Portfolio Fund (or, in certain circumstances, a special purpose vehicle (SPV) must obtain the consent of the general partner of the Portfolio Fund to such transfer. That consent involving the underlying Portfolio Fund’s general partner, the selling limited partner and the buyer, is the agreement that effectuates the transfer of the limited partnership interest from the seller to the buyer. The disclosure will be revised accordingly in the Amendment.

Comment 16.	In the last paragraph on page 2, to avoid confusion, please delete or replace the word “diversified” as the Fund is characterized as non-diversified under the 1940 Act.

Response 16.	The disclosure will be revised accordingly in the Amendment.

Comment 17.	In the first full paragraph on page 4, the disclosure states “The Fund may make investments directly or indirectly through one or more wholly owned subsidiaries….” Regarding the Fund’s use of Subsidiaries:

a.	Please note, any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with section 15(c), the reviews of the Fund’s and Subsidiaries’ investment advisory agreements may be combined.

Response 17a.	The Fund respectfully acknowledges the comment.

b.	Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response 17b.	The Fund so confirms.

c.	Confirm any wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in the line item “Advisory Fee” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response 17c.	The Fund so confirms, but notes that it is not currently anticipated that any Subsidiary will pay a management fee.

d.	For any foreign Subsidiaries, please confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response 17d.	The Fund so confirms.

Comment 18.	On page 16, in Leverage Utilized by the Fund, the disclosure states “The Fund may also borrow money through a credit facility or other arrangements….” Please discuss in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

Response 18.	The Fund expects to enter into a revolving credit facility (the “Credit Agreement”), which will permit borrowings of up to an agreed amount. The interest rate on borrowings under the Credit Agreement is expected to be a benchmark rate plus an agreed rate. The Fund expects to disclose estimated interest payments the Fund expects to incur in connection with the Credit Agreement in the row entitled “Interest Payments on Borrowed Funds” in the Estimated Annual Operating Expenses table of the Prospectus.

Comment 19.	In Investment Objective and Strategy, the disclosure states the Adviser uses “quantitative and qualitative analyses” in determining the Fund’s investments. Please disclose the risks associated with quantitative and data-driven analysis.

Response 19.	The disclosure will be revised accordingly in the Amendment.

Comment 20.	With respect to minimum investment amounts for each share class, the disclosures states “The Fund, in its sole discretion, may waive these minimums, including for trustees of the Fund and [Coller Capital Employees] and vehicles controlled by such employees [emphasis added].” Please explain to us supplementally if there are additional circumstances under which minimums may be waived and what those circumstances are.

Response 20.	The Fund may, in its discretion, waive the minimum investment amount for investors not specifically mentioned above. Such determinations are made on a case-by-case basis. Circumstances under which the Fund may waive the minimum investment requirement could include, but are not limited to, situations where multiple investors are aggregated under a common distribution partner or where investments are made by friends and family of the groups mentioned above.

Comment 21.	In the first paragraph of this section, the disclosure states that the Advisory Fee is “based on the greater of (i) the Fund’s NAV and (ii) the Fund’s NAV less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment.” Please disclose any conflicts this calculation of the Advisory Fee presents and any procedures in place for managing the conflicts and ensuring the advisory fee is reasonable and appropriately calculated. For example, would the Adviser have an increased incentive to make investments with longer term unfunded commitments or engage in an over-commitment strategy?

Response 21.	The Fund respectfully acknowledges the Staff’s comment but notes that the Registration Statement includes disclosure that in no event will the Advisory Fee exceed 2% as a percentage of the Fund’s net asset value, regardless of the level of commitments made by the Fund, which the Fund believes will mitigate any conflicts of interest such as the incentive to prioritize investments with longer-term unfunded commitments or to engage in an over-commitment strategy. The Fund also respectfully submits that each member of the portfolio management team has significant financial and other incentives to select sound investments for the Fund and to help achieve the best performance possible for the Fund, and these incentives greatly outweigh any potential incentive to over-commit the Fund or select longer-term commitments to help the Fund potentially earn slightly more fee revenue over a brief period of time. Accordingly, the Fund does not believe that the fee arrangement or the potential conflicts identified by the Staff require further disclosure.

Comment 22.	On page 22, in the first full paragraph, the disclosure states “the Adviser and its affiliates will be entitled to reimbursement by the Fund of the Adviser’s and its affiliates’ cost of providing the Fund with certain non-advisory services.” Please confirm these reimbursements are subject to the same three-year restrictions as those reimbursements covered within the Expense Limitation Agreement (or if these reimbursements are covered under the agreement, please disclose so).

Response 22.	The Fund hereby confirms these reimbursements are subject to the same three-year restrictions as those reimbursements covered within the Expense Limitation Agreement.

Comment 23.	The disclosure indicates that “Pre-incentive fee net investment income” includes income generated from original issue discounts and payment-in-kind income. Will the Fund invest in instruments with deferred payment as a principal strategy? If so, then revise your Investment Strategy disclosure to address what these income sources are and how they will impact the Fund.

Response 23.	The Fund expects it may invest in instruments with deferred payment features as a principal investment strategy. The disclosure will be revised in the Amendment to address what these income sources are and how the impact the Fund, including in calculating Pre-incentive fee net investment income.

Comment 24.	Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

Response 24.	The Fund hereby confirms that the calculations presented in the fee table do not assume the use of leverage.

Comment 25.	Consistent with Form N-2, the fee table includes a parenthetical after Estimated Annual Operating Expenses noting that the expenses are shown as “a percentage of net assets attributable to Shares.” Disclosure in footnote 3 explains that the Advisory Fee may be based on either NAV or the amount of NAV less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment. Please explain to us how the Fund may account for both methods of calculating the Advisory Fee without causing the fee table’s presentation of the Advisory Fee to be misleading. Please also disclose how each method was recalculated to be based on the Fund’s net assets as presented in the fee table.

Response 25.	The Fund will amend the footnote in the disclosure to clarify that during any given fiscal year, the basis for the Advisory Fee could be larger than the Fund’s net asset value due to unfunded commitments to invest in Private Credit Investments. The Fund respectfully submits that the existing disclosure advises investors that the actual amount of unfunded commitments will be disclosed in the Fund’s published financial statements.

Comment 26.	The disclosure in this section states that the proceeds from the sale of Shares will be invested by the Fund in accordance with its investment objective and principal strategies “as soon as practicable after receipt” and that the Fund “anticipates that it will take a longer period of time to allocate proceeds…to certain investments.” Please disclose with greater specificity what time period “as soon as practicable” and what “longer period of time” means (e.g., three months). Please note that it should not take longer than six months to invest all proceeds. Please confirm that in the event of such a delay, the Fund will obtain shareholder consent to go beyond six months as required by the Guidelines. See Item 7.2 of Form N-2; Guide 1 to Form N-2.

Response 26.	The Fund notes that it is currently anticipated that the proceeds from the sale of Shares will be invested, as appropriate, in investment opportunities in accordance with the Fund’s investment objective and strategies within one to three months after receipt of such proceeds, which may be delayed up to an additional three months depending on market conditions and the availability of suitable investments. The disclosure will be revised accordingly in the Amendment.

Comment 27.	On page 32, under Special Situations/Other Private Asset Strategies, the disclosure indicates the Fund may invest in consumer debt. If principal, please clarify the types of consumer debt the Fund will finance and how it will gain access to these investment opportunities.

Response 27.	The Fund hereby confirms that it will not invest in consumer debt as a principal investment strategy.

Comment 28.	On page 36, in the third paragraph, please clarify the meaning of “intermediary-driven transactions”. In addition, to the extent that you focus on “highly customized solutions to meet…complex sets of challenges”, as referenced in the fourth paragraph on page 36, please clarify who is responsible for costs associated with customization for both consummated and unconsummated deals.

Response 28.	The disclosure will be revised accordingly in the Amendment.

Comment 29.	Please disclose here or at an appropriate place within the Registration Statement, the Adviser’s conflict in determining the Fund’s use of leverage while receiving an asset- based Advisory Fee. Please also disclose the Adviser’s similar conflict of receiving an asset-based fee while determining the fair valuation of the Fund’s investments (the disclosure on page 74 in Net Asset Valuation states “The Board has designated the Adviser to perform fair value determinations [of the Fund’s investments]…in accordance with its procedures and Rule 2a-5”).

Response 29.	The Fund notes that the proposed Advisory Fee is calculated on the basis of the greater of (i) net asset value and (ii) net asset value less cash and cash equivalents plus the total of all commitments not yet drawn and does not take into account the use of leverage. Accordingly, the Fund respectfully submits that the type of disclosure suggested to be included regarding the Adviser’s conflict in determining the use of leverage is not relevant. The Fund also notes that the Adviser’s valuation committee does not contain any of the Fund’s portfolio management team, which helps to mitigate any potential conflicts of interest with respect to fair valuation determinations. Notwithstanding this fact, the Fund will add disclosure to address potential conflicts of interest with respect to fair valuation determinations.

Comment 30.	In the first full sentence at the top of page 78, the disclosure states “An investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month.” Please clarify what this disclosure means. What is the acceptance date and when does it occur? How would an investor miss this date? Will funds have transferred prior to the acceptance date that may need to be held until the following month? If so, please explain to us what happens to those funds, including who has access and control over them.

Response 30.	As an initial matter, the disclosure will be revised in the Amendment to clarify that the Acceptance Date is five Business Days before the first Business Day of the month (the “Offering Date”). The disclosure in the Amendment will be further clarified to explain that Subscriptions are generally subject to receipt of cleared funds on or prior to the Acceptance Date, and further that an investor who submits a completed subscription agreement after the Acceptance Date but before the Offering Date will have the acceptance of its investment in the Fund delayed until the Offering Date of the following month (i.e., the first business day of the next month). In such a scenario where an investor provides funds but does not submit their subscription agreement until after an Acceptance Date, such cleared funds would be held in a non-interest-bearing escrow account with State Street Bank and Trust Company, the Fund’s escrow agent, and would be invested in the Fund in connection with the next Offering Date (i.e., the first business day of the next month).

Comment 31.	On page 81, the disclosure in the last sentence of the second paragraph states “The Fund may cause the repurchase of a Shareholder’s Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund.” Please remove this statement or explain why repurchasing an individual Shareholder’s Shares in this manner would be consistent with section 23 of the 1940 Act.

Response 31.	The Fund’s Board of Trustees is subject to a fiduciary duty to the Fund. Although the Fund believes this scenario is unlikely, the above-referenced disclosure addresses certain exigent circumstances pursuant to which the Board may deem it in the interests of the Fund to effect a mandatory repurchase of Shares. These circumstances may include, for example, where, due to the death of a shareholder, Shares have been transferred by operation of law to a transferee who does not satisfy the Fund’s investor eligibility requirements. Any repurchase by the Fund will be effected in accordance with Section 23(c) of the 1940 Act and the rules thereunder.

Comment 32.	Please revise this section, and throughout the Registration Statement, to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Disclosure should not address any procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule 14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intention to commence such offers.

Response 32.	The disclosure will be updated in the Amendment.

Comment 33.	We note the statement that the description of the Declaration of Trust “is not definitive.” Please clarify what is intended by this statement and include a statement that you have described all material provisions in your prospectus.

Response 33.	The Fund notes that the section of the Prospectus entitled “Certain Provisions in Declaration of Trust” summarizes the material provisions of the Declaration of Trust for simplicity and ease of understanding. Shareholders and prospective investors should refer to the complete text of the Declaration of Trust for complete information. The Fund believes the current Registration Statement disclosure adequately addresses this point for investors.

Comment 34.	Please include the Fund’s governing documents as Exhibits to the Registration Statement. We may have further comments.

Response 34.	The Fund’s governing documents will be filed as exhibits to the Amendment or to one or more subsequent pre-effective amendments to the Registration Statement.

Comment 35.	Please provide audited seed financial statements of the Registrant.

Response 35.	The Fund’s audited seed financial statements will be included in the Amendment or in a subsequent pre-effective amendment to the Registration Statement.

Please contact me at (212) 822-4316 or radin.ahmadian@colllercapital.com or Nathan Somogie at (212) 455-2841 or nathan.somogie@stblaw.com with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Radin Ahmadian